Exhibit 99.1
SIFY TECHNOLOGIES LIMITED HAS REGAINED COMPLIANCE WITH
NASDAQ CONTINUED LISTING REQUIREMENTS
Chennai, December 08, 2010: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, today announced that it has received a letter from the NASDAQ Listing Qualifications Department confirming that the Company has regained compliance with NASDAQ Listing Rule 5250(c)(1), as the Company filed its Annual Report on Form 20-F for the year ended March 31, 2010 with the Securities and Exchange Commission on November 30, 2010.
As previously announced, the Company received a notification letter on October 18, 2010 from the NASDAQ Stock Market, that the Company was not in compliance with Listing Rule 5250 (c) (1) due to the Company’s failure to file its Annual Report on Form 20-F within the stipulated time for the fiscal year ended March 31, 2010 with the Securities and Exchange Commission.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.

Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada, Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2010, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.
For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations
Mr. Pijush Kanti Das (ext. 2703)	Ms. Trúc Nguyen (ext. 418)
Investor Relations	truc.nguyen@grayling.com
pijush.das@sifycorp.com

Mr. Praveen Krishna (extn.2055)	Mr. Christopher Chu (ext. 426)
praveen.krishna@sifycorp.com	christopher.chu@grayling.com
Corporate Communications	+1-646-284-9400
Ph:+91-44-22540770 I 22540777